

Mail Stop 3561

December 7, 2016

<u>Via E-mail</u>
Robert E. Rasmus
Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1350
Houston, Texas 77056

>   **Re: Hi-Crush Partners LP
>   Registration Statement on Form S-3
>   Filed December 2, 2016
>   File No. 333-214888**

Dear Mr. Rasmus:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: E. Ramey Layne, Esq.
Vinson & Elkins LLP